Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO
(514) 335-2429 Ext.4613

David Gibbons Joins SR Telecom Board of Directors

MONTREAL, October 12, 2005 - SR TelecomTM Inc. (TSX: SRX; NASDAQ: SRXA) today announced that David Gibbons has been elected to its Board of Directors. He will fill the vacancy left by Raymond Cyr, who has stepped down from the Board.

“Mr. Gibbons joins our Board with an impressive background of business, financial, and corporate governance experience”, said Lionel Hurtubise, Chairman of the Board at SR Telecom. “Dave’s extensive background in the wireless telecommunications industry will be instrumental as we continue to focus and expand our presence in the global broadband fixed wireless marketplace.”

Mr. Gibbon’s business career encompasses seventeen years in a variety of senior management, engineering and business development positions in the telecommunications industry. Currently, he works for Elektrobit Group PLC, a global provider of technology solutions to the GSM and CDMA cellular industry. He has recently served as President of Elektrobit Inc., and was previously their Senior Vice President of Business Development. Mr. Gibbons spent seven years at AT&T Wireless where he held various positions including Senior Vice President of Business Development, Vice-President of Engineering and CTO for the broadband wireless access business, responsible for engineering and development, technology investments, contract negotiations, and partnership discussions relating to the broadband wireless access industry. Mr. Gibbons led the engineering initiative at AT&T Wireless that pioneered OFDM technology and its mass deployment in 11 major US markets.

“On behalf of the entire board, I would like to extend Mr. Cyr our thanks and appreciation for his considerable efforts towards the success of the Company over his many years of service”, said Lionel Hurtubise. “Raymond’s insight and counsel were invaluable, and we wish him much success in his future endeavors.”

“We are also pleased to announce that David Adams has accepted our request to continue his duties as Chief Financial Officer and Secretary of the Corporation until December 23, 2005”, said Mr. Hurtubise.

About SR Telecom
SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

SR TELECOM and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.